UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Calendar Quarter Ended December 31, 2004

Dominion Resources, Inc.
Consolidated Natural Gas Company
(Name of registered holding companies)

120 Tredegar Street
Richmond, Virginia 23219
(Address of principal executive offices)

GLOSSARY:
The following defined terms are used herein.

Abbreviation	Company Name
CNG	Consolidated Natural Gas Company
Cove Point	Dominion Cove Point, Inc.
DAH	Dominion Alliance Holdings, Inc.
DEI	Dominion Energy, Inc.
DEMI	Dominion Energy Marketing, Inc.
DEPI	Dominion Exploration & Production, Inc.
DETC	Dominion Energy Terminal Company, Inc.
DNGS	Dominion Natural Gas Storage, Inc.
DOTEPI	Dominion Oklahoma Texas Exploration & Production, Inc.
DRI	Dominion Resources, Inc.
DRS	Dominion Resources Services, Inc.
DSH	Dominion South Holdings I, Inc.
DTECH	Dominion Technical Solutions, Inc.
DTI	Dominion Transmission, Inc.
Field Services	Dominion Field Services, Inc.
Greenbrier	Dominion Greenbrier, Inc.
Tioga	Tioga Properties, Inc.
Wagram	Dominion Wagram, Inc.

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Omitted in the Fourth Quarter Pursuant to Instructions for Item 1.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (a) (b)

Company issuing security (Borrower)	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom issued (Lender)	Collateral given with security	Consideration received for each security

Cove Point	Short Term Note	$ 47,321,000	-	-	DRI	-	-
Tioga	Short Term Note	118,000	-	-	DRI	-	-
DTECH	Short Term Note	736,000	-	-	DRI	-	-
DSH	Short Term Note	601,000	-	-	DRI	-	-

Company Contributing Capital	Company Receiving Capital	Type and Amount of Capital Infusion
DEI	DEMI	$3,594,567 capital contribution
DEI	Wagram	$98,344 capital contribution
CNG	DOTEPI	$15,461,800 capital contribution
CNG	Field Services	$2,525,559 capital contribution
CNG	Dominion Iroquois, Inc.	$438,639 capital contribution

(a) The chart reflects net advances made by Lenders to Borrowers during the fourth quarter of 2004. Advances are evidenced by book entries and were made pursuant to Rule 52. See also the Form U6B-2 filed as Exhibit B to the Dominion Resources, Inc. Rule 24 Certificate for the period ending December 31, 2004.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (continued)

(b) All of the following DRI Money Pool activity occurred from October through December 2004 for the participating energy-related and gas-related companies included in this U-9C-3.

DRI Money Pool
(In Thousands)

Company	Beginning Balance	Withdrawals	Contributions	Ending Balance

Field Services	$40,183	$184,372	$205,358	$61,169
Dominion Iroquois, Inc.	(1,655)	26	8,469	6,788
Greenbrier	(28,656)	201	296	(28,561)
DOTEPI	(413,001)	165,664	158,805	(419,860)
DNGS	(19,650)	98	211	(19,537)
DAH	(6,764)	33	185	(6,612)

Additionally, as of December 31, 2004 there remained outstanding the following guarantees and letters of credit.

Guarantees
(In Thousands)

Company	Guarantor	Amount

Field Services	CNG	$270,100
DOTEPI	CNG	259,000
DNGS	CNG	265
DEMI	DRI	674,050
DETC	DRI	26,560

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (c)
Reporting Company Rendering Service	Associate Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

DTECH	Fairless Energy, LLC (d)	Engineering Services	$8,604	$2,711	--	$11,315
DTECH	Kincaid Generation, LLC (e)	Engineering Services	$12,596	$3,828	--	$16,424
DTECH	Pleasants Energy, LLC (f)	Engineering Services	$4,612	$1,474	--	$6,085
DEMI	DEI (g)	Study, Planning, Development, Acquisition & Operation of Generating Assets	$20,051	--	--	$20,051
Field Services	DTI (h)	Rental fees	$2,852,543	--	--	$2,852,543
Field Services	DEPI (i)	Fuel Management Services	$41,506	--	--	$41,506
Field Services	Dominion Appalachian Development Inc. (j)	Fuel Management Services	$11,222	--	--	$11,222
Dominion Cove Point LNG, LP	DTI(k)	Engineering & Legal Services	$7,548	$9,610	--	$17,158

(c) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported hereunder. Services provided by or to DRS are billed pursuant to standard at-cost service agreements between DRS and Dominion Resources, Inc. subsidiaries. Information with respect to transactions under such agreements is not provided in this report, but is provided by Form U-13-60.

(d) Services provided by DTECH to Dresden Energy, LLC and Dominion Equipment III, Inc. as agent for Fairless Energy, LLC are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibits D and E respectively, to the DRI Form U-9C-3 filed for the third quarter of 2002.

ITEM 3 - ASSOCIATE TRANSACTIONS (continued)

(e) Services provided by DTECH to Kincaid Generation, LLC are provided pursuant to a service agreement dated April 1, 2004 in the form of Exhibit C to the DRI Form U-9C-3 filed for the third quarter of 2004.

(f) Services provided by DTECH to Pleasants Energy, LLC are provided pursuant to service agreements dated August 1, 2002 in the form of Exhibit B to the DRI Form U-9C-3 filed for the second quarter of 2003.

(g) Services provided by DEMI to DEI are provided pursuant to a service agreement dated April 1, 2004 in the form of Exhibit C, attached hereto.

(h) Services provided by Field Services to DTI are provided pursuant to a service agreement dated April 23, 2001 in the form of Exhibit A(e) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

(i) Services provided at cost.

(j) Services provided by Field Services to Dominion Appalachian Development, Inc. are provided pursuant to a service agreement dated May 1, 2002 in the form of Exhibit A(g) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

(k) Services provided by Dominion Cove Point LNG, LP to DTI are provided pursuant to service agreements dated January 1, 2004 in the form of Exhibit B to the DRI Form U-9C-3 filed for the first quarter of 2004.

ITEM 3 - ASSOCIATE TRANSACTIONS (continued)

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (c)
Associate Company Rendering Service	Reporting Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
The East Ohio Gas Company	Field Services (l)	Equipment Maintenance & Rebuild Services	$36	$25	--	$61
DTI	Field Services (m)	Operations & Maintenance Services	$104,012	$3,908	--	$107,920
DTI	Dominion Cove Point LNG, LP (n)	Engineering, Operations & Maintenance Services	$1,130,633	$230,253	--	$1,360,886
DTI	Tioga (o)	Administration, Engineering, Operations, Accounting, Marketing & Storage Services	$49,260	$7,403	--	$56,663
DTI	DSH(p)	Legal, Regulatory, Environmental, Accounting, Engineering & Pipeline Integrity	$83,690	--	--	$83,690
DEPI	DOTEPI (q)	Operations & Maintenance of Gas Properties	$8,824,412	--	--	$8,824,412
DEPI	Stonewater Pipeline Company, LP (r)	Operations & Maintenance of Gas Properties	$49,582	--	--	$49,582
Virginia Power Energy Marketing, Inc.	DETC (s)	Business Operations Support	$22,695	--	--	$22,695

(l) Services provided by The East Ohio Gas Company to Field Services are provided pursuant to an agreement dated August 1, 2004 in the form of Exhibit D to the DRI Form U-9C-3 filed for the third calendar quarter of 2004.

(m) Services provided by DTI to Field Services are provided pursuant to agreements in the form of Exhibit A(i) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

(n) Services provided by DTI to Dominion Cove Point LNG, LP are provided pursuant to a service agreement dated August 30, 2002 in the form of Exhibit A(m) to the CNG Form U-9C-3 filed for the third calendar quarter of 2002.

ITEM 3 - ASSOCIATE TRANSACTIONS (continued)

(o) Services provided by DTI to Tioga are provided pursuant to a service agreement dated July 1, 2002 in the form of Exhibit A(o) to the CNG Form U-9C-3 filed for the fourth calendar quarter of 2002.

(p) Services provided by DTI to DSH are provided pursuant to a service agreement dated June 1, 2004 in the form of Exhibit B, attached hereto.

(q) Services provided by DEPI to DOTEPI are provided pursuant to a Market Services Agreement dated November 1, 2001 in the form of Exhibit A(k) to the CNG Form U-9C-3 filed for the second calendar quarter of 2002.

(r) Services provided by DEPI to Stonewater Pipeline Company, LP are provided pursuant to a service agreement dated September 1, 2004 in the form of Exhibit B to the DRI Form U-9C-3 filed for the third calendar quarter of 2004.

(s) Services provided by Virginia Power Energy Marketing, Inc. to DETC are provided pursuant to a service agreement dated June 30, 2003 in the form of Exhibit D to the DRI Form U-9C-3 filed for the first calendar quarter of 2004.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):
Total consolidated capitalization of DRI as of December 31, 2004	$29,131,158(t)		Line 1

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	4,369,674		Line 2

Greater of $50 million or line 2		$4,369,674	Line 3

Total current aggregate investment: (categorized by major line of energy-related business)

Energy-related business by category
Category 2	10
Category 5	2,571,364
Category 6	134
Category 7	10,058
Category 8	11
Category 9	26,561

Total current aggregate investment (u)		2,608,138	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding system (line 3 less line 4)		$1,761,536	Line 5

Investments in gas-related companies (in thousands):
Total current aggregate investment: (categorized by major line of gas-related business) (v)
Gas exploration and production	2,677,604
Gas sales and storage services	680,057
Gas transportation	53,924
		$3,411,585

(t) Includes short-term debt of $573,002.
(u) Includes guarantees of $700,610.
(v) Includes guarantees of $529,365.

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy- Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3 Report	Reason for Difference in Other Investment

None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
  Financial Statements

  Financial statements are not required for the fourth quarter report.

  Exhibits

The certificate as to filing with interested state commissions is attached hereto as Exhibit A.

A copy of the service agreement dated June 1, 2004 between DTI and DSH is attached hereto as Exhibit B.

A copy of the service agreement dated April 1, 2004 between DEMI and DEI is attached hereto as Exhibit C.

SIGNATURE

The undersigned registered holding companies have duly caused this quarterly report to be signed on their behalf by the undersigned attorney thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

DOMINION RESOURCES, INC.

By: /s/ James F. Stutts James F. Stutts Its Attorney

CONSOLIDATED NATURAL GAS COMPANY

By: /s/ James F. Stutts James F. Stutts Its Attorney

Dated: March 9, 2005

Exhibit A

CERTIFICATE

The undersigned certifies that she is the duly designated and acting attorney of Dominion Resources, Inc., a Virginia corporation ("DRI") and Consolidated Natural Gas Company, a Delaware corporation ("CNG") and that:

The Combined Quarterly Report for DRI and CNG on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended December 31, 2004 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

The names and addresses of such state utility commissions are:
Utilities Department Public Utility Commission of Ohio 180 Broad Street Columbus, OH 43266-0573
Executive Secretary West Virginia Public Service Commission 201 Brooks Street Charleston, WV 25301
Secretary Pennsylvania Public Utility Commission North Office Building Commonwealth Avenue and North Street Harrisburg, PA 17101
Director, Public Utility Accounting Virginia State Corporation Commission 1300 East Main Street Richmond, VA 23219
Chief Clerk North Carolina Utilities Commission 4325 Mail Service Center Raleigh, North Carolina 27699-4325

IN WITNESS WHEREOF, I have hereunto set my hand as of the 9th day of March 2005.

/s/ Sharon L. Burr Sharon L. Burr Attorney for Dominion Resources, Inc. Consolidated Natural Gas Company

Exhibit B

June 1, 2004

Dominion South Pipeline Company, LP
120 Tredegar Street
Richmond, Virginia 23219

Gentlemen:

This Agreement is entered into by and between Dominion Transmission, Inc. ("Providing Company"), a Delaware corporation and Dominion South Pipeline Company, LP ("Receiving Company"), a Delaware limited partnership. Receiving Company has requested that Providing Company provide it with certain services which it may from time to time require in the conduct of its business. Providing Company has agreed to provide such services to Receiving Company, upon the terms and conditions hereinafter provided.

Accordingly, in consideration of the mutual promises herein contained, Providing Company and Receiving Company agree as follows:

    Upon oral or written request by Receiving Company, Providing Company will provide legal, regulatory, environmental, accounting, engineering, pipeline integrity transmission and general administrative services, including collection of costs, and such related services as are deemed necessary or desirable. In so doing, Providing Company may arrange for and provide the services of its own qualified personnel, or it may, after consultation with Receiving Company, arrange for and provide the services of such qualified, non-affiliated personnel as Providing Company, in its own opinion, deems necessary or appropriate.
    All services rendered under and in accordance with this Agreement shall be provided at cost.

    The cost of rendering such services shall include: (1) a portion of the salaries and wages of employees of Providing Company determined according to the time devoted by such employees to the performance of services hereunder for Receiving Company; (2) the costs of such employees' benefits, payroll taxes and compensated absences attributable to salaries and wages directly billed, as determined in accordance with Providing Company policies and procedures in place from time to time, (3) all other out-of-pocket operating costs, including expenses for transportation, tolls and other expenses incurred by Providing Company or its employees in connection with the performance of services under this Agreement , (4) the actual costs of materials and supplies furnished by Providing Company in connection with the performance of services under this Agreement, and (5) administrative and general costs attributable to services performed under this Agreement (including reasonable amounts for general office maintenance and depreciation, amortization, return and related taxes on Providing Company's general plant investment), determined in accordance with Providing Company's policies and procedures.

    Providing Company shall render monthly statements to Receiving Company for services supplied or to be supplied in the manner set forth above. Such statements shall include the costs of all services supplied hereunder during the preceding month and may include estimated amounts attributable to services which Providing Company anticipates it will supply during the next succeeding calendar month. All statements so rendered will be due and payable ten (10) days after receipt thereof.
    This Agreement shall become effective as of June 1, 2004 and shall continue in force and effect until terminated by either party upon thirty (30) days' written notice of termination; provided, however, that this Agreement shall be subject to termination or modification at any time to the extent that its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or any rule, regulation or order of the Securities and Exchange Commission adopted or promulgated prior or subsequent to the making of this Agreement; and provided, further, that this Agreement shall be subject to the approval of any state or federal regulatory body or agency, the approval of which is, by the laws of said state or of the United States, a legal prerequisite to the execution, acceptance or performance of this Agreement.
    Either party may, without relieving itself of its obligations under this Agreement, assign any of its rights hereunder to a person with which it is affiliated, but otherwise no assignment of this Agreement or any of the rights or obligations hereunder shall be made unless there first shall have been obtained the consent thereto in writing of the other party.

If you approve of this proposal, please indicate your acceptance by executing both copies hereof in the space provided and return one (1) fully executed copy to Providing Company.

Respectfully submitted, Dominion Transmission, Inc.
By: /s/ Thomas P. Wohlfarth Thomas P. Wohlfarth Vice President - Financial Management

Accepted and Agreed to:

Dominion South Pipeline Company, LP

By: Dominion South Holdings, Inc.
its General Partner

 By: /s/ Steven A. Rogers
Steven A. Rogers
Vice President

Exhibit C

April 1, 2004

Dominion Energy, Inc.
120 Tredegar Street
Richmond, VA 23219

Gentlemen:

This Agreement is entered into by and between Dominion Energy Marketing, Inc. ("Providing Company"), a Delaware corporation and Dominion Energy, Inc. ("Receiving Company"), a Virginia corporation. Receiving Company has requested that Providing Company provide it with certain services which it may from time to time require in the conduct of its business. Providing Company has agreed to provide such services to Receiving Company, upon the terms and conditions hereinafter provided.

Accordingly, in consideration of the mutual promises herein contained, Providing Company and Receiving Company agree as follows:

    Upon oral or written request by Receiving Company, Providing Company will advise and assist in the study, planning, development, acquisition and operation of generating assets and such other related services as are deemed necessary or desirable. In so doing, Providing Company may arrange for and provide the services of its own qualified personnel, or it may, after consultation with Receiving Company, arrange for and provide the services of such qualified, non-affiliated personnel as Providing Company, in its own opinion, deems necessary or appropriate.
    All services rendered under and in accordance with this Agreement shall be provided at cost.
    The cost of rendering such services shall include: (1) a portion of the salaries and wages of employees of Providing Company determined according to the time devoted by such employees to the performance of services hereunder for Receiving Company; (2) the costs of such employees' benefits, payroll taxes and compensated absences attributable to salaries and wages directly billed, as determined in accordance with Providing Company policies and procedures in place from time to time, (3) all other out-of-pocket operating costs, including expenses for transportation, tolls and other expenses incurred by Providing Company or its employees in connection with the performance of services under this Agreement , (4) the actual costs of materials and supplies furnished by Providing Company in connection with the performance of services under this Agreement, and (5) administrative and general costs attributable to services performed under this Agreement (including reasonable amounts for general office maintenance and depreciation, amortization, return and related taxes on Providing Company's general plant investment), determined in accordance with Providing Company's policies and procedures.
    Providing Company shall render monthly statements to Receiving Company for services supplied or to be supplied in the manner set forth above. Such statements shall include the costs of all services supplied hereunder during the preceding month and may include estimated amounts attributable to services which Providing Company anticipates it will supply during the next succeeding calendar month. All statements so rendered will be due and payable ten (10) days after receipt thereof.
    This Agreement shall become effective as of April 1, 2004 and shall continue in force and effect until terminated by either party upon thirty (30) days' written notice of termination; provided, however, that this Agreement shall be subject to termination or modification at any time to the extent that its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or any rule, regulation or order of the Securities and Exchange Commission adopted or promulgated prior or subsequent to the making of this Agreement; and provided, further, that this Agreement shall be subject to the approval of any state or federal regulatory body or agency, the approval of which is, by the laws of said state or of the United States, a legal prerequisite to the execution, acceptance or performance of this Agreement.
    Either party may, without relieving itself of its obligations under this Agreement, assign any of its rights hereunder to a person with which it is affiliated, but otherwise no assignment of this Agreement or any of the rights or obligations hereunder shall be made unless there first shall have been obtained the consent thereto in writing of the other party.

If you approve of this proposal, please indicate your acceptance by executing both copies hereof in the space provided and return one (1) fully executed copy to Providing Company.

Respectfully submitted, Dominion Energy Marketing, Inc.
By: /s/ Joseph C. McCann Joseph C. McCann Controller

Accepted and Agreed to:

Dominion Energy, Inc.

By: /s/ Lee D. Katz
Lee D. Katz
Controller